Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-264872

Prospectus Supplement No. 2

(To Prospectus Dated September 26, 2022)

Grab Holdings Limited

76,247,666 CLASS A ORDINARY SHARES,

50,000 WARRANTS TO PURCHASE CLASS A ORDINARY SHARES AND

50,000 CLASS A ORDINARY SHARES UNDERLYING WARRANTS

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated September 26, 2022 (as supplemented to date, the “Prospectus”), related to the offer and resale from time to time by the selling securityholders identified in the Prospectus or their pledgees, donees, transferees, assignees or other successors-in-interest that receive any of the securities being offered and resold hereunder as a gift, distribution, or other non-sale related transfer of (a) up to 76,247,666 Class A Ordinary Shares, (b) up to 50,000 Warrants, and (c) up to 50,000 Class A Ordinary Shares issuable upon exercises of the Warrants, with the information contained in our Report on Form 6-K, furnished with the Securities and Exchange Commission on November 30, 2022 (the “Form 6-K”).

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Class A Ordinary Shares and Warrants are listed on the Nasdaq Stock Market LLC, or “NASDAQ,” under the trading symbols “GRAB” and “GRABW,” respectively. On November 29, 2022, the closing price for our Class A Ordinary Shares on NASDAQ was $2.83 per share. On November 29, 2022, the closing price for our Warrants on NASDAQ was $0.49 per unit.

We may further amend or supplement the Prospectus and this prospectus supplement from time to time by filing amendments or supplements as required. You should read the entire Prospectus, this prospectus supplement and any amendments or supplements carefully before you make your investment decision.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 8 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 30, 2022.

Grab Announces Results of Repurchase of Term Loan B

On November 16, 2022, Grab Holdings Limited (“Grab”) commenced a Dutch auction tender offer (the “Auction”) to repurchase up to $750 million of its outstanding Term Loan B, as approved by its Board of Directors and announced on November 16, 2022.

On November 30, 2022, Grab announced that it has concluded the Auction and completed the repurchase of Term Loan B in the aggregate principal amount of $750 million for an aggregate consideration of $738.0 million, reflecting an average purchase price of approximately $98.40. Together with an aggregate principal amount of $98.5 million previously and separately repurchased, Grab will be extinguishing an aggregate principal amount of $848.5 million of Term Loan B.